Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTORS AND

CHANGE IN COMPOSITION OF BOARD COMMITTEES

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”, and each a “Director”) of Zhihu Inc. (the “Company”, and together with its subsidiaries and its consolidated affiliated entities, the “Group”) announces that Mr. Hanhui Sam Sun (“Mr. Sun”) resigns as an independent non-executive Director, a member and chairman of the audit committee of the Board, a member and chairman of the compensation committee of the Board, a member of the nomination committee of the Board, and a member of the corporate governance committee of the Board, with effect from May 27, 2025 due to other professional endeavors.

Mr. Sun confirmed that (i) he has no disagreement with the Board; and (ii) there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express their sincere gratitude to Mr. Sun for his valuable contributions to the Company during his tenure of office.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce the appointment of Dr. Li-Lan Cheng (“Dr. Cheng”) as an independent non-executive Director with effect from May 27, 2025.

Set out below is the biographical details of Dr. Cheng:

Dr. Li-Lan Cheng (程立瀾), aged 60, is currently an executive director and chief financial officer of E-House (China) Enterprise Holdings Limited (formerly known as Fangyou Information Technology Company Limited) (HKEX stock code: 2048) (“E-House”). He served as acting chief financial officer of Leju Holdings Limited (formerly NYSE: LEJU) from 2017 to 2023, and was its executive director from 2014 to 2017. Dr. Cheng served as the chief operating officer of E-House (China) Holdings Limited (formerly NYSE: EJ) from 2012 to 2018 and its chief financial officer from 2006 to 2012. Prior to joining E-House, he served as the chief financial officer of SouFun Holdings Limited, an online real estate service company in China, from 2005 to 2006. From 2002 to 2004, Dr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Dr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. From 1995 to 1997, Dr. Cheng was a senior analyst at the National Economic Research Associates, Inc., an economic and financial consulting firm in New York. From 1989 to 1991, he was an investment trainee and analyst at the Prudential Investment Corporation, the institutional investment subsidiary of the Prudential Insurance Company of America based in Newark, NJ. Dr. Cheng is an independent director and audit committee chairman of Yunji Inc. (NASDAQ: YJ), a Nasdaq-listed social e-commerce platform in China. He also served as an independent director and on the audit committee of 51job, Inc. (formerly NASDAQ: JOBS), LAIX Inc. (formerly NYSE: LAIX), Country Style Cooking Restaurant Chain Co., Ltd. (formerly NYSE: CCSC), and Le GAGA Holdings Limited (formerly NASDAQ: GAGA). Dr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Dr. Cheng is a chartered financial analyst (CFA).

Dr. Cheng has entered into a service agreement in respect of his appointment as an independent non-executive Director with the Company for a term of three years commencing from May 27, 2025, subject to re-election at the next general meeting of the Company in accordance with its articles of association. According to the terms of said service agreement, Dr. Cheng is entitled to receive an annual director’s fee of US$52,500 and other additional benefits as the Board shall in its absolute discretion deem appropriate, which were determined with reference to the job responsibilities set out therein and the prevailing market conditions.

Save as disclosed above, Dr. Cheng (i) does not hold any other positions with the Company or any members of the Group; (ii) does not have any relationship with any Directors, senior management or substantial shareholders or the controlling shareholders (has the meaning as defined under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) of the Company; (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and

(iv) has not held any other directorships in any other listed public companies and any other major appointments and qualifications in the last three years as of the date of this announcement.

Dr. Cheng has confirmed that, as at the date of this announcement, (i) he meets the independence criteria as set out in Rule 3.13(1) to (8) of the Listing Rules; (ii) he has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined in the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence.

Saved as disclosed above, as of the date of this announcement, there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules and there are no other matters relating to the proposed appointment of Dr. Cheng as an independent non-executive Director that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its warmest welcome to Dr. Cheng on his appointment.

CHANGE IN COMPOSITION OF BOARD COMMITTEES

The Board is pleased to further announce that the Board has resolved to appoint, with effect from May 27, 2025 following the resignation of Mr. Sun, (i) Dr. Cheng as a member and chairman of the audit committee of the Board, a member of the compensation committee of the Board, a member of the nomination committee of the Board and a member of the corporate governance committee of the Board, and (ii) Ms. Hope Ni as the chairwoman of the compensation committee of the Board.

By order of the Board
Zhihu Inc. Yuan Zhou Chairman

Hong Kong, May 27, 2025

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors and, Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.

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